QuickLinks -- Click here to rapidly navigate through this document

Filed by: Carbon Energy Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Exchange Act of 1934, as amended
Subject Company: Evergreen Resources, Inc.
Commission file number: 333-105430

Carbon Energy Corporation Announces Shareholder Meeting
to Approve Merger with Evergreen Resources, Inc.

        Carbon Energy Corporation (AMEX: CRB) today announced that it will hold a special meeting of its shareholders on October 28, 2003 to vote on the proposed merger of Carbon and Evergreen Resources, Inc. The special meeting will be held at 2:00 p.m., Mountain Time at the principal offices of Carbon at 1700 Broadway, Suite 1150, Denver, Colorado.

        On March 31, 2003 Carbon entered into the Agreement and Plan of Reorganization and the Plan of Merger with Evergreen. Under the merger agreement, Carbon will merge with a subsidiary of Evergreen, and Carbon shareholders will receive 0.55 shares of Evergreen common stock for each outstanding share of Carbon common stock (and cash in lieu of any fractional shares). As a result of the merger, Carbon will become a wholly owned subsidiary of Evergreen.

        The Board of Directors of Carbon and Evergreen each unanimously approved the merger agreement. Yorktown Energy Partners III, L.P., which owns 71.7% of Carbon's outstanding common stock, and Patrick McDonald, Carbon's President and Chief Executive Officer, who owns directly or indirectly 4.1% of Carbon's outstanding common stock, have agreed to vote their shares in favor of the merger. Completion of the merger, which is subject to customary conditions, including approval by the shareholders of Carbon, is expected to take place shortly after shareholder approval.

        Carbon is an independent energy company involved in the exploration and development of its extensive developed and undeveloped natural gas properties in the Rocky Mountain region of the United States and Canada, with particular emphasis on the Piceance and Uintah Basins of Colorado and Utah and the Carbon and Rowley areas of central Alberta.

Investor Notices

        Investors and security holders are advised to read the prospectus filed with the Securities and Exchange Commission by Evergreen on September 25, 2003 in connection with the proposed merger. The prospectus contains important information that shareholders should consider before making any decision regarding the merger. Investors and security holders may obtain a free copy of the prospectus and other documents filed by the companies with the SEC at the SEC's web site at www.sec.gov. The prospectus and such other documents (relating to Carbon) may also be obtained for free from Carbon by directing such request to: Carbon Energy Corporation, 1700 Broadway, Suite 1150, Denver, Colorado 80290; telephone: 303-863-1555. Carbon shareholders of record as of the close of business on August 27, 2003 are entitled to vote at the meeting, and Carbon will mail proxy materials to such shareholders on or about September 26, 2003.

        Carbon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Carbon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger and related transactions are contained in the prospectus filed with the SEC by Evergreen on September 25, 2003.

  This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements. Although Carbon believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that affect Carbon's operations, financial performance and other factors as discussed in Carbon's filings with the Securities and Exchange Commission. Among the factors that could cause results to differ materially are those risks discussed in the prospectus filed with the Securities and Exchange Commission by Evergreen on September 25, 2003 in connection with the proposed merger.

Carbon Energy Corporation		American Stock Exchange: CRB
Contact:	Patrick R. McDonald Chief Executive Officer 303-785-2603 pmcdonald@carbonenergy.com	Cindy L. Yarbrough Manager, Investor Relations 303-785-2631 cyarbrough@carbonenergy.com
Office Locations:
	Carbon USA 1700 Broadway, Suite 1150 Denver, CO 80290	Carbon Canada 1750, 530 8th Avenue S.W. Calgary, AB T2P 3S8 Canada
www.carbonenergy.com

QuickLinks

Carbon Energy Corporation Announces Shareholder Meeting to Approve Merger with Evergreen Resources, Inc.